Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

November 23, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Andretti Acquisition Corp.

Amendment No. 1 to the Registration Statement on Form S-1

Submitted on August 2, 2021

CIK No. 0001843714

Ladies and Gentlemen:

On behalf of our client, Andretti Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 2 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 which was submitted to the Securities and Exchange Commission (the “Commission”) on August 2, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated August 31, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Exhibits

1.

Please refer to Exhibit 5.1. Please have legal counsel revise the fourth paragraph of the opinion to remove the overly broad assumptions contained in subsections (ii) and (iii). Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response to Comment

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the matters assumed by the Company’s counsel in the United States are included in the opinion issued by the Company’s counsel in the Cayman Islands. Please see Exhibit 5.2.

Securities and Exchange Commission

November 23, 2021

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

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